May 6, 2013

VIA EDGAR & FACSIMILE
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    National Health Investors, Inc
Form 10-K
Filed February 15, 2013
File No. 001-10822

Dear Mr. Woody:

On behalf of National Health Investors, Inc. (the “Company”), this is written in response to your letter dated April 8, 2013 regarding the Company’s filing referenced above. Our responses are keyed to the comments in your letter.

SEC Comments

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 40

1. We note from your Consolidated Statements of Cash Flows that a significant cash outflow for investing activities related to investment in real estate properties. Please clarify whether any of these amounts related to personnel costs (i.e. salaries) capitalized. In future filings, to the extent applicable and material, please quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Company Response

We have not identified any personnel costs associated with new investments in real estate to be incremental to our ordinary course of business costs and, accordingly, have not capitalized those costs. In the future, we will disclose personnel costs capitalized, if any.

Contractual Obligations and Contingent Liabilities, page 41

2. Please tell us why the amount for Debt, including interest on your Contractual Obligations and Contingent Liabilities table is less than the Debt on your Consolidated Balance Sheets.

Company Response

Our contractual obligations table in MD&A portrays the anticipated contractual debt and interest payments for the next five years only. The total outstanding debt balance on the December 31, 2012 Consolidated Balance Sheet includes debt principal with maturities beyond five years. We will present our Contractual Obligations and Contingent Liabilities table in future filings to conform to the guidance in Item 303 of Regulation S-K to show the inclusion of all scheduled debt repayments, including those with maturities greater than five years, as follows:

	Less than	1 - 3	3 - 5	More than
Total	1 year	years	years	5 years

3. Please reconcile the amounts you have disclosed for Loan commitments and Construction commitments to the amounts you have disclosed elsewhere in your filing. Specifically, from your disclosures on pages 8 and 67, it appears that you have unfunded commitments of $39.4 million; however, you have only presented $15 million in loan and construction commitments within your table on page 41. Additionally, please tell us if the $159.5 million in real estate investments and commitments you have disclosed on page 59 includes any additional unfunded amounts not disclosed on pages 8 or 67.

Company Response

We have determined that the commitments and contingencies listed on page 8 are correct and in agreement with the detailed description of those items included in our MD&A on pages 41 and 42 and included in our notes to the consolidated financial statements on page 67. The table on page 41 was not properly linked to underlying worksheets to reflect the accompanying detailed description of those certain commitments. We will ensure in future filings that the table reflects the accompanying descriptions.

Real estate investments and commitments of $159,500,000 disclosed on page 59 do not include any unfunded amounts additional to those disclosed on pages 8 and 67.

Financial Statements

Consolidated Statements of Cash Flows, page 51

4. In future filings, please disaggregate the cash flows for Investment in real estate properties between development, redevelopment and acquisitions.

Company Response

We will separate these investment expenditures in future filings.

Notes to Consolidated Financial Statements, page 54

Note 2. Real Estate, page 58

Acquisitions and New Leases of Real Estate, page 59

5. It appears that you acquired several properties with in-place leases. Please tell us how you determined that there were no identifiable intangible assets or liabilities assumed; specifically, tell us how you determined that there were no in-place lease intangibles or above/below market lease intangibles.

Company Response

We assess our acquisitions for the potential presence of intangibles based on either the separability criterion or the contractual-legal criterion described in FASB ASC 805, Business Combinations for those acquisitions to be accounted for as a business combination or apply the guidance in ASC 350-30-25-1 for our assessment of acquisitions to be accounted for as an asset acquisition. In that regard, for the acquisitions made in 2012, we identified no intangible assets or liabilities assumed in those acquisitions.

We make investments in real estate (primarily skilled nursing facilities and assisted living facilities) using a variety of approaches including (1) purchase-leaseback transactions from an owner-operator where the former owner continues to operate the facility under a new long term triple net lease, (2) purchase transactions with an owner-operator whereby the operations are immediately transitioned by us, after purchase, to a new operator under a new long term triple net lease, and (3) purchase transactions with a third-party owner (investor/landlord) where the operations are either leased by us to the current tenant or to another tenant under a new long term triple net lease. These third-party investor/landlords are typically other REITs, real estate partnerships, private equity firms, financial institutions or other entities.

Regardless of the method of acquisition, it is our practice that, before we acquire a particular property, we require cancellation of the existing lease and renegotiation of a new lease as a condition of the acquisition. As renegotiated, we believe all of these leases fall within a reasonable range approximating market rates at the time of acquisition. As a result, we recognized no in-place lease intangibles or above/below market lease intangibles in 2012.

6. It appears that you acquired several properties and simultaneously leased them back to the seller in a sale/leaseback transaction, and that these acquisitions were accounted for as asset purchase. Please tell us how you evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business or are an asset purchase. Please tell us the basis for your conclusion and cite the relevant accounting literature relied upon. Also, please tell us the amount of transaction costs that were incurred and capitalized.

Company Response

As noted in our response to the Staff’s preceding comment, we make investments in real estate using a variety of approaches. We apply FASB ASC 805, Business Combinations in evaluating each purchase transaction to determine whether the acquired assets meet the definition of a business or are considered to be an asset acquisition. ASC 805-10-25-1 refers us to the Glossary to determine whether a particular acquisition should be considered a business. The Glossary defines a Business as:

An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Additional guidance on what a business consists of is presented in paragraphs 805-10-55-4 through 55-9.

Applying the guidance in ASC 805-10-55-4 through 55-9, in an acquisition in which the selling party, who is not the operator or an affiliate of the operator, previously leased the property, we identify the real estate asset(s) involved as inputs, the rent billing and collection cycle as processes, and the receipt and distribution of cash payments as outputs of the business. As a result, we account for these transactions as business combinations. In contrast, for those acquisitions in which the real property is owner-occupied, we believe that the transaction is one in which a business is created – not acquired. We believe this because the processes (the billing and collection cycle) essential to the definition of a business are not present, and therefore, we account for the acquisition as an asset acquisition.

Furthermore, we note our considerations made in our evaluation of an acquisition of a previously owner-operated property are consistent with guidance contained in ¶2330.10 of the SEC’s Financial Reporting Manual, where it is noted that property previously owner-occupied does not constitute real estate operations for which financial statements are required pursuant to Rule 3-14 of Regulation S-X. We believe analogy to this guidance is relevant as, similar to what is described in 2330.10, “no prior rental history exists” with an owner–operator, and thus the processes – the second essential element of what constitutes a business under ASC 805 – do not exist.

For the four transactions accounted for as asset purchases in 2012 at a cost of $95,756,000, total transaction costs capitalized as part of the allocations of these purchase prices were $250,845. All transaction costs incurred in acquisitions accounted for as business combinations were expensed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Roger R. Hopkins

Roger R. Hopkins, CPA
Chief Accounting Officer
(Principal Financial Officer and
Principal Accounting Officer)